Exhibit 99.1

Trip.com Group Announces Entry into Sustainability-linked Loan Facility Agreement

SHANGHAI, Dec. 2, 2022 /PRNewswire/ — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced that it has entered into, as borrower, a facility agreement (the “Facility Agreement”) dated December 2, 2022 with certain financial institutions specified therein, for a US$1,488 million and HK$80 million dual tranche term loan facility (equivalent to US$1.5 billion in aggregate) (the “Facility”).

The Facility has been classified as a sustainability-linked loan facility in compliance with the Sustainability-Linked Loan Principles. As long as the Facility has not been declassified as such pursuant to its terms, its interest margin could be indexed against the Company’s performance with respect to certain specified environmental, social, and governance performance targets.

The Facility has a 3-year tenor. The proceeds borrowed under the Facility will first be used for refinancing the Company’s certain existing transferrable term and revolving loan facilities, and the remaining portion may then be used for general corporate purposes of the Company.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com